Exhibit 99.1

TeliaSonera: Yoigo Has Signed a Managed Services Contract with Ericsson

STOCKHOLM, Sweden--(BUSINESS WIRE)--Nov. 7, 2006--TeliaSonera's (STO:TLSN) (HEX:TLS1V) mobile operator Yoigo in Spain, has awarded Ericsson with a three-year managed services contract for its new 3G network in Spain. The contract covers operation, management and maintenance of the whole network.

Under the partnership agreement, Ericsson will be fully responsible for the operations, management and maintenance of Yoigo's 3G network. Also included are the field operations, management of the network and related services, such as the network operation center, system support of software and hardware, engineering, and network optimization.

"This agreement is in line with our aim to keep a slimline operation and therefore we strive to outsource services to other qualified partners. This Ericsson agreement is an example of a new kind of partnership where you leave the network operation to another part," says Kenneth Karlberg, President of TeliaSonera Norway, Denmark, Baltic and Spain.

Ingemar Naeve, President of Ericsson Iberia, says: "We are very proud to have been chosen to take on the responsibility for the operations of the Yoigo network. This contract is another example of the close collaboration between our companies as this agreement is an extension to the contract signed last summer where Ericsson was chosen by Yoigo to supply and implement a complete UMTS core and access network as well as service network"

About Yoigo

Yoigo is the new brand of TeliaSonera's subsidiary Xfera that was awarded the fourth 3G-licence in Spain. TeliaSonera, the leading telecoms operator in the Nordic and Baltic region has a 76.6% stakeholding in the company. ACS, the construction and services group, has a 17% stake, FCC, a 3.4% stake and Telvent, a 3% stake.

About Ericsson's Managed Services Offering

Ericsson has the telecom industry's most comprehensive managed services offerings, ranging from designing, building, operating and  managing day-to-day operations of a customer's network, to hosting service applications and enablers, as well as providing network coverage and capacity on demand. As the undisputed leader in managed services, Ericsson has officially announced more than 100 managed services contracts with operators worldwide since 2002. In all current managed services contracts, excluding hosting, Ericsson is managing networks that together serve more than 65 million subscribers worldwide.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki
Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

This information was brought to you by Waymaker
http://www.waymaker.net

CONTACT: TeliaSonera Norway, Denmark, Baltics and Spain
Birgitta Grafstrom, Communications Manager
+46-(0)8-713 58 30